Exhibit 99.1

CONSENT OF GEORGE R. BRAVANTE, JR.

The undersigned hereby consents to being named in the Registration Statement on Form S-11 of KBS Growth & Income REIT, Inc. and the related Prospectus and any and all amendments thereto as a person who is expected to become a director of KBS Growth & Income REIT, Inc. upon election by the board of directors to fill an existing vacancy.

Dated: 7/10/2015

By:	/s/ George R. Bravante, Jr.
George R. Bravante, Jr.